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                                                                    Exhibit 8.2

                     [Letterhead of Pugh & Company, P.C.]


Board of Directors
Newport Federal Savings and Loan Association
344 W. Broadway
Newport, TN 37821

Gentlemen:

     In accordance with your request following is our opinion regarding the Tennessee franchise and excise (income) tax consequences of the proposed conversion of Newport Federal Savings and Loan Association ("Association") from a federally-chartered mutual savings association to a federally-chartered capital stock savings association ("Converted Association"), and the concurrent acquisition of 100% of the outstanding capital stock of the Converted Association by United Tennessee Bankshares, Inc. ("Holding Company"), a Tennessee Corporation formed at the direction of The Board of Directors of the Association to become the Parent Holding Company of the Converted Association(the "Conversion"). Our opinion as to the Tennessee tax consequences is based upon the draft federal income tax opinion relating to the Conversion, prepared by the law firm of Housley, Kantarian & Bronstein, P.C. We have assumed that their opinion contains a complete summary of the relevant facts surrounding the proposed transaction. We have not attempted to independently verify those facts.

     Tennessee imposes an excise tax at the rate of six percent of the net earnings for business done in the State by all corporations organized for profit (Section 67-4-806(a)) of Tennessee Code Annotated (TCA). The term "net earnings" is defined as federal taxable income before the operating loss deduction and special deductions provided for in 26 U.S.C. Sections 241-247 and 249-250, and subject to certain specified adjustments (Section 67-4-805(a)(1), TCA). None of the specified adjustments would relate to the proposed transaction. Accordingly, since for federal income tax purposes there will be no gain or loss recognized by either Association or Converted Association as a result of the transaction, there will likewise be no gain or loss recognized for Tennessee excise tax purposes. Similarly, there will be no gain or loss recognized by Converted Association or Holding Company for Tennessee excise tax purposes on the receipt of money in exchange for the shares of common stock to be issued.

     Tennessee imposes an income tax in the amount of six percent on incomes derived by way of dividends from stocks or from interest on bonds, of each person, partnership, trust, and certain other entities (Section 67-2-102, TCA) subject to certain exemptions. The shareholders of Holding Company will not receive any taxable dividends or taxable interest as a part of the proposed transaction. If Holding Company pays dividends to shareholders in the future, such dividends will be subject to the income tax for those shareholders who are Tennessee residents.

     Assuming that Holding Company and Converted Association form a unitary business as defined in Section 67-4-804(a)(16), TCA, they will be required to file a combined Tennessee franchise and excise tax return (Section 67-4-914(c), TCA) for the year in which the proposed transaction is consummated and all succeeding years. The franchise tax liability will be


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Board of Directors
Newport Federal Savings and Loan Association

Page 2

equal to the sum of the separate franchise tax liabilities computed for each corporation included in the combined return.

     Holding Company's franchise tax base will be reduced by the value of its investment in the stock of the Converted Association recorded on its balance sheet (Section 67-4-905(b), TCA). In addition, Holding Company's franchise tax will be prorated in its initial year to reflect only the portion of the year that it was in existence. Converted Association's franchise tax will be computed by including the increased capital resulting from the proposed stock offering. Since Converted Association will be considered to have been in existence for the entire year, its franchise tax will not be prorated, despite the fact that the increased capital will not have been available for the entire year.

     The Tennessee Department of Revenue takes the position that a franchise and excise tax return is required for each period for which a U.S. corporation income tax return is filed. Since the taxable year of Association will not end on the effective date of the conversion for federal income tax purposes, the same result will be applicable for Tennessee franchise and excise tax purposes.

     Our opinion is based on the facts as contained in the draft federal income tax opinion prepared by Housley, Kantarian & Bronstein, P.C. and on their opinion of the federal income tax consequence included therein, and is also based on existing tax law and authorities that are subject to change.
We can give no assurance that, after such change, our opinion would not be different. No opinion is expressed as to the tax treatment of the transaction under the provisions of any other section of TCA, or under the Internal Revenue Code. We undertake no responsibility to update or supplement our opinion subsequent to consummation of the Conversion. This opinion is not binding on the Tennessee Department of Revenue and there can be no assurance, and none is hereby given, that the Tennessee Department of Revenue will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged.

     We hereby consent to the filing of this opinion with the Office of Thrift Supervision (OTS) as an exhibit to the Application H-(e)1-S filed by the Holding Company with the OTS in connection with the Conversion.

     We also hereby consent to the filing of this opinion with the SEC and the OTS as exhibits to the Registration Statement and the Association's Application for Conversion on Form AC.


                                            Very truly yours,





                                            /s/Pugh & Company, P.C.
                                            -------------------------------
                                               Pugh & Company, P.C.
                                               Certified Public Accountants
                                               September 22, 1997